SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December 2021

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

Material Contained in this Report

Page
1.	English press release entitled, “Comment Regarding Media Reports on ORIX Corporation”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 14, 2021	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi
Member of the Board of Directors
Senior Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Responsible for Enterprise Risk Management Headquarters
Responsible for Corporate Communications Department
Assistant to CEO
ORIX Corporation

December 13, 2021

Comment Regarding Media Reports on ORIX Corporation

ORIX Corporation

(TSE Ticker: 8591 JP)

Media outlets such as Mergermarket (Oct 10), The Nikkei (Dec 11) and Bloomberg (Dec 11) have reported that ORIX Corporation has determined to transfer shares in its subsidiary, Yayoi Co., Ltd to U.S based firm KKR for approximately 240 billion Japanese yen. These reports are not based on any announcement by ORIX Corporation.

Although ORIX Corporation is considering possibilities, including the transfer of shares, with regard to Yayoi Co., Ltd., no decision has been made at this time. Should there be any facts to be disclosed in the future, ORIX Corporation will disclose them in a timely manner.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2021)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2020 – March 31, 2021.”